UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

Metromile, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

0001819035

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001819035	13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 13, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 0001819035	13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 13, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 0001819035	13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS. NEA 13 GP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 0001819035	13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 0001819035	13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 0001819035	13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 9,378,849 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 9,378,849 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,849 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 0001819035	13D	Page 8 of 16 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $.0001 par value per share (the “Common Stock”) of Metromile, Inc. (the “Issuer”) having its principal executive office at 425 Market Street #700, San Francisco, CA 94105.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 13, L.P. (“NEA 13”);

(b) NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA 13; and NEA 13 GP, LTD (“NEA 13 LTD” and, together with NEA Partners 13, the “Control Entities”), which is the sole general partner of NEA Partners 13; and

(c) Forest Baskett (“Baskett”), Patrick J. Kerins (“Kerins”) and Scott D. Sandell (“Sandell”) (together, the “Directors”). The Directors are the directors of NEA 13 LTD.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of NEA 13, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

The principal business of NEA 13 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 13 is to act as the sole general partner of NEA 13. The principal business of NEA 13 LTD is to act as the sole general partner of NEA Partners 13. The principal business of each of the Directors is to manage the Control Entities, NEA 13 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 13 and NEA Partners 13 are exempted limited partnerships organized under the laws of the Cayman Islands. NEA 13 LTD is an exempted company organized under the laws of the Cayman Islands. Each of the Directors is a United States citizen.

Item 4.	Purpose of Transaction.

On February 9, 2021, the Issuer completed its reverse merger with what was then known as “INSU Acquisition Corp. II” (“INSU”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated November 24, 2020, as amended on January 21, 2021 and February 8, 2021 (the “Merger Agreement”), by and among the INSU, INSU II Merger Sub Corp. (“Merger Sub”) and MetroMile, Inc., now known as Metromile Operating Company (“Legacy Metromile”), pursuant to which, among other matters, Merger Sub was merged with and into Legacy Metromile, with Legacy Metromile surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

CUSIP No. 0001819035	13D	Page 9 of 16 Pages

On November 24, 2020, NEA 13 entered into a Subscription Agreement with INSU pursuant to which NEA 13 acquired 500,000 shares of Class A Common Stock of INSU at a purchase price of $10.00 per share from the Issuer in a private placement transaction for an aggregate purchase price to NEA 13 of $5,000,000 (the “Subscription Agreement”). In addition, prior to such date, NEA 13 acquired in a series of private transactions 782,876 shares of Series E convertible preferred stock of Legacy Metromile (the “Prior NEA 13 Shares”). Following the Merger and the effectiveness of the Issuer’s second amended and restated certificate of incorporation, each share of INSU Class A Common Stock was automatically reclassified, redesignated and changed into one validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Issuer or any stockholder. Immediately prior to the Merger, each share of Legacy Metromile preferred stock was automatically converted into a number of shares of Legacy Metromile common stock (“Legacy Metromile Common Stock”). In connection with the Merger, each share of Legacy Metromile Common Stock was converted into and exchanged for (i) an amount in cash equal to the product of (1) approximately $10.1486 (the “Per Share Merger Consideration Value”) and (2) a fraction, the numerator of which is $32,000,000 and the denominator of which is the Per Share Merger Consideration Value multiplied by the number of cash electing shares (such fraction, the “Cash Fraction”) and (ii) a number of shares of the Issuer’s Common Stock equal to the product of approximately 1.01486 (the “Per Share Stock Consideration”) minus the Cash Fraction. As a result of the Merger, NEA 13 now holds a total of 9,378,849 shares of the Issuer’s Common Stock (the “NEA 13 Shares”) and 1,057,309 additional shares that will vest into Common Stock if at any time during the 24 months following the Merger the closing share price of the Common Stock is greater than $15.00 over any 20 trading days within any 30 trading day period.

NEA 13 acquired the NEA 13 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 13 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 0001819035	13D	Page 10 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	NEA 13 is the record owner of the NEA 13 Shares. As the sole general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the NEA 13 Shares. As the sole general partner of NEA Partners 13, NEA 13 LTD may be deemed to own beneficially the NEA 13 Shares. As members of NEA 13 LTD, each of the Directors may be deemed to own beneficially the NEA 13 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 13 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 126,727,494 shares of Common Stock reported by the Issuer to be outstanding immediately after the Merger on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the NEA 13 Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, NEA 13 Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

(a)	On November 24, 2020, NEA 13 entered into the Subscription Agreement and a Registration Rights Agreement, in each case, as further described in the Issuer’s Form 8-K filed with the SEC on November 24, 2020.

(b)	NEA 13 has entered into a lock-up agreement pursuant to which it has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, during the period commencing on February 9, 2021 and continuing until the date that is 6 months from February 9, 2021.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 0001819035	13D	Page 11 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 24th day of February, 2021.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 13 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 0001819035	13D	Page 12 of 16 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 0001819035	13D	Page 13 of 16 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Metromile, Inc.

EXECUTED this 24th day of February, 2021.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 13 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 0001819035	13D	Page 14 of 16 Pages

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Scott D. Sandell

*/s/ Sasha O. Keough

Sasha O. Keough

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 0001819035	13D	Page 15 of 16 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 0001819035	13D	Page 16 of 16 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang